FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

PORTION OF HSBC'S TRUST BUSINESS
TO BE ACQUIRED BY ALLIANCE BANK

HSBC Bank USA, N.A. and Alliance Bank, N.A. have entered into an agreement for Alliance Bank, a wholly-owned subsidiary of Alliance Financial Corporation, to acquire part of HSBC Bank's personal trust business, enabling HSBC to focus on its larger trust accounts. The consideration of US$9.5 million is subject to adjustment based on the value of the trust assets transferred.

The acquisition, which is pending regulatory approval as well as approval by the New York State Supreme Court, is expected to close in December 2004.

Gerard Joyce, Senior Vice President for Personal Trust at HSBC Bank USA, said: "This sale reflects a repositioning of our trust business to target other segments of the market. Alliance's interest in expanding its trust business coincided with our desire to redefine our strategy to focus on our larger trust accounts.

"We know that our clients will continue to be well served by Alliance and, since they will be opening an office in Buffalo, our trust administration employees will be able to continue to do the work they enjoy in the community they love."

Alliance Financial Corporation Chairman, President and Chief Executive Officer and bank President and CEO Jack H Webb, said: "We are delighted to have the opportunity to acquire a business firmly rooted in upstate New York, where we have been growing our presence."

Sandler O'Neill & Partners, L.P. represented Alliance Bank and Berkshire Capital Corporation represented HSBC in the transaction.

Notes to editors:
1. Alliance Bank
Alliance Bank, N.A. is a nearly US$860 million bank, headquartered in Syracuse, New York with 20 branches in central New York State.

2. The HSBC Group
HSBC Bank USA, N.A., with its main office in Delaware, has nearly 400 branches in New York State, as well as 11 branches in Florida, six in California, and one branch each in Pennsylvania, Washington, Oregon and Panama.

HSBC Bank USA is a wholly-owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. Serving over 110 million customers worldwide, the HSBC Group has approximately 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: August 19, 2004